SUPPLEMENT TO EXCHANGE OFFER PROSPECTUS DATED FEBRUARY 13, 1998

                             SCOVILL FASTENERS INC.


            OFFER TO EXCHANGE 11 1/4% SENIOR NOTES DUE 2007, SERIES A
                                       FOR
                     11 1/4% SENIOR NOTES DUE 2007, SERIES B

     Scovill Fasteners Inc., a Delaware corporation (the "Company"), is supplementing its Exchange Offer Prospectus dated February 13, 1998 (the "Prospectus") as set forth below. Capitalized terms not otherwise defined herein have the same meanings set forth in the Prospectus. Except as set forth in this Supplement, the terms of the Prospectus and the Offer to Exchange remain as set forth in the Prospectus.

     On February 20, 1998, Co-Investment Partners, L.P. ("Co-Investment") purchased (the "New Investment") one million units (the "Common Stock Units"), each consisting of one share of Common Stock and one share of Series B Preferred Stock, from Parent for a price of $10,320,833. Parent used the proceeds from the New Investment to repurchase from the Initial Purchasers the 100,000 units (the "Old Units") that were sold to the Initial Purchasers in the Units Offering. Each Old Unit consisted of one share of 13 3/4% Series A Cumulative Redeemable Exchangeable Preferred Stock (the "Senior Preferred Stock") and one warrant to purchase four Common Stock Units. The purchase price paid by Parent for the Old Units was equal to the liquidation preference of the Senior Preferred Stock plus a prorated dividend from the issue date to the date of repurchase.

     In connection with the New Investment, (i) Co-Investment entered into a Voting Agreement with Parent and Saratoga, pursuant to which Co-Investment granted Saratoga sole voting power with respect to 672,000 shares of the Common Stock purchased by Co-Investment, (ii) Co-Investment was given "observor" status to attend meetings of the Company's Board of Directors and (iii) Co-Investment became entitled to one demand registration.

     The following pages contain changes to the Prospectus.




                The date of this Supplement is February 26, 1998.

Pages 15 and 16 of the Prospectus are replaced in their entirety with the following:


                            Predecessor-Alper(1)            Predecessor-KSCO(2)                     Parent
                                                                                                  Pro Forma
                                                                            Nine Months
                                       Period     Period                       Ended          Year        Nine
                             Year       from       from      Year Ended    September 30,     Ended       Months
                             Ended    1/1/95 to  10/17/95 to  December                      December     Ended
                            December  10/17/95    12/31/95    31, 1996     1996     1997    31, 1996    9/30/97

Statement of Operations
   Data:
Net sales...............    $65,428   $53,589     $12,799     $91,632    $69,796   $73,466  $ 91,632    $ 73,466
Gross profit............     18,383    13,329       3,446      27,032     19,533    20,362    27,282      21,484
Selling, general and
   administrative            10,534     7,822       1,827      17,051     12,733    11,697    17,226      11,772
   expenses(3)..........
Amortization expense....        411       320         239       2,557      2,046     2,025     3,729       2,874
                            -------    ------     -------     -------    -------   -------  --------    --------
Operating income........      7,438     5,187       1,380       7,424      4,754     6,640     6,327       6,838
Interest expense........      5,092     3,472         892       5,953      4,848     2,698    14,570      10,929
Other expense (income)..       (629)      551         214         450        102       430       471         416
                            -------    ------     -------     -------    -------   -------  --------    --------
Income (loss) before
   taxes and                  2,975     1,164         274       1,021       (196)    3,512    (8,714)     (4,507)
   extraordinary loss...
Tax provision (benefit).        634        --         158         923        258     1,586    (2,156)     (1,023)
                            -------    ------     -------     -------    -------   -------  --------    --------
Income (loss) before
   extraordinary loss...      2,341     1,164         116          98       (454)    1,926    (6,558)     (3,484)
                            -------    ------     -------     -------    -------   -------  --------    --------
Net income (loss)(4)  ..    $ 2,341    $1,164     $   116     $  (852)   $(1,404)  $ 1,926  $ (6,558)   $ (3,484)
                            =======    ======     =======     =======    =======   =======  ========    ========
Other Data:
EBITIDA(5)..............    $14,514    $10,814    $ 2,886     $17,218    $12,210   $16,310  $ 17,022     $16,248
Adjusted EBITDA(6)......     14,346     11,242      3,163      18,365     12,772    17,115    18,240      17,022
Depreciation............      6,559      5,735      1,481       6,829      5,512     4,213     7,437       6,952
Capital expenditures....      7,363      4,962      1,168       5,695      4,437     4,114     5,695       4,114
Adjusted Interest             4,995      3,255        757       5,633      4,608     2,493    13,749      10,313
   Expense(7)
Earnings/Fixed Charges(8)     1.56x      1.32x     1.29X       1. 16x         --    1.81x        ---         ---
EBITDA/Adjusted Interest
   Expense..............                                                                                  1.58x
Adjusted EBITDA/Adjusted
   Interest Expense.....                                                                                  1.65x
Cash flows from operating
   activities...........      8,027     7,027      (1,013)     (1,416)    (1,779)    2,476    (1,593)     (1,249)
Cash flows from investing
   activities...........     (7,187)   (4,936)    (45,298)      2,586    (27,423)   (4,114) (136,712)   (139,864)
Cash flows from financing
   activities...........       (484)   (1,998)     46,721        (977)    29,892     2,229   138,562     141,768

                                                                                              September 30, 1997
                                                                                              Actual    Pro Forma
Balance Sheet Data:
Working capital(9)......                                                                    $ 21,437    $ 23,443
Total assets............                                                                     108,742     221,115
Total debt(10)..........                                                                      40,130     130,269
Stockholders' equity(11)                                                                      22,762      42,169

----------

(1) On October 17, 1995, Fasteners was acquired (the "Kohlberg Acquisition") by KSCO, which was organized by Kohlberg & Co. ("Kohlberg") for the purpose of acquiring the capital stock of Fasteners. The Kohlberg Acquisition was accounted for using the purchase method of accounting. Financial information for periods prior to October 17, 1995 are for Fasteners when it was a wholly owned subsidiary of Alper Holdings USA, Inc. ("Alper") (in such capacity, Fasteners is referred to herein as "Predecessor-Alper"). The Kohlberg Acquisition and the related application of purchase accounting resulted in changes to the capital structure of Predecessor-Alper and the historical basis of various assets and liabilities. The effect of such changes significantly impairs the comparability of the financial position and results of operations of Predecessor-Alper to those of KSCO.

(2) The Acquisition and the related application of purchase accounting resulted in changes to the capital structure of KSCO (sometimes referred to herein as "Predecessor-KSCO") and the historical basis of various assets and liabilities. The effect of such changes significantly impairs the comparability of the financial position and results of operations of Predecessor-KSCO to those of Parent.

(3) Selling, general and administrative expenses ("SG&A") includes nonrecurring income of $600 in 1994 primarily related to the favorable resolution of matters previously accrued. SG&A also includes a nonrecurring charge for severance payments made to employees at the Clarkesville facility who were terminated when certain Rau and PCI employees were transferred to the Clarkesville facility. Such charge amounted to $118 and $272 for the nine months ended September 30, 1996 and the year ended December 31, 1996, respectively. On a pro forma basis, SG&A also includes management fees to be paid to Saratoga by Parent, which will be dividended by Fasteners to Parent in an amount of $600 annually.

(4) In January 1996, the Company refinanced its previously existing credit agreements with the Existing Credit Facility, which resulted in an extraordinary after-tax charge of $950 in the first quarter of 1996 from the write-off of related deferred financing costs.

(5) EBITDA is defined as net income (loss) before interest expense (including amortization of deferred financing costs), provision for income taxes, depreciation, amortization, rental payments on the Synthetic Lease, the non-cash portion of other expense (income), preferred stock dividends and extraordinary items. Payments on the Synthetic Lease were $858 and $3,861 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. The non-cash portion of other expense (income) was $(523) and $123 for the year ended December 31, 1994 and for the period from January 1, 1995 to October 17, 1995, respectively, and was insignificant for all other periods presented.

(6) Adjusted EBITDA is defined as EBITDA (as defined in footnote (5) above) plus (i) non-recurring expense (income) included in SG&A (see footnote (3) above), (ii) the portion of other expense (income) not included in EBITDA, which consists of miscellaneous non-operating cash items, and (iii) management fees to Alper, Kohlberg and, on a pro forma basis, Saratoga. On an historical basis, management fees paid to Alper and Kohlberg, included in the general and administrative expenses, were $538, $0, $63, $425, $342 and $375 for the year ended December 31, 1994, the period from January 1, 1995 to October 17, 1995, the period from October 17, 1995 to December 31, 1995, the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997, respectively. On a pro forma basis, management fees paid to Saratoga would have been $600 and $450 for the year ended December 31, 1996 and for the nine months ended September 30, 1997, respectively. The Company has included information concerning EBITDA and Adjusted EBITDA because it is used by certain investors as a measure of a company's ability to service its debt. EBITDA and Adjusted EBITDA are not required by generally accepted accounting principles ("GAAP") and should not be considered alternatives to net income determined in accordance with GAAP as an indicator of operating performance or as an alternative to cash flow from operating activities determined in accordance with GAAP as a measure of liquidity. The Company's use of EBITDA may not be comparable to similarly titled measures due to the use by other companies of different financial statement components in calculating EBITDA.

(7) Adjusted Interest Expense is defined as interest expense less the amortization of deferred financing costs.

(8) For the purpose of determining the ratio of earnings to fixed charges, "earnings" consist of income before provision for income taxes and fixed charges. "Fixed charges" consist of interest expense (including amortization of deferred financing costs) and one third of rental expense, representing that portion of rental expense deemed to be representative of the interest factor. On an historical basis, earnings were insufficient to cover fixed charges by $196 for the nine months ended September 30, 1996. On a pro forma basis, earnings were insufficient to cover fixed charges by $8,714 and $4,507 for the year ended December 31, 1996 and nine months ended September 30, 1997, respectively.

(9)  Working capital is defined as current assets less current liabilities.

(10) Excludes off-balance sheet financing pursuant to the Synthetic Lease, proceeds of which were applied toward repayment of debt of $31,268 in November 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

(11) Pro forma stockholder's equity reflects the Equity Contribution. See "The Transactions," "Capitalization" and "Description of Capital Stock." Pro forma stockholder's equity is presented net of $7,831 which represents the non-cash accounting treatment required for management's continuing ownership interest, in accordance with the provisions of Emerging Issues Task Force Issue No. 88-16 of the Financial Accounting Standards Board (the "FASB").

Page 35 of the Prospectus is replaced in its entirety with the following:

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Parent and its subsidiaries (including the Company) as of September 30, 1997 assuming that Parent had been formed at such date and after giving pro forma effect to the Transactions and the New Investment. This table should be read in conjunction with "The Transactions," "Pro Forma Consolidated Financial Statements" and the consolidated financial statements and the notes thereto included elsewhere in this Offering Memorandum.

                                                          September 30, 1997
                                                        ------------------------
                                                                Parent
                                                               Pro Forma
                                                        ------------------------

Long-term debt (including current maturities) (1):
   New Credit Facility(2)....................................     $ 28,000
   11 1/4% Senior Notes due 2007.............................      100,000
   Other(3)..................................................        2,269
                                                                   -------
      Total long-term debt (including current maturities)....      130,269
                                                                   -------

Stockholders' equity:
   Series B Preferred Stock..................................       49,500
   Common Stock..............................................        ----
   Additional paid-in capital................................          500
   Retained earnings.........................................        ----
   Predecessor basis adjustment(4)...........................      (7,831)
                                                                  --------
      Total stockholders' equity.............................       42,169
                                                                  --------
      Total capitalization...................................     $171,838
                                                                  ========


--------------

(1) Excludes off-balance sheet financing pursuant to the Synthetic Lease, proceeds of which were applied toward repayment of debt of $31,268 in November 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

(2) Excludes the $25,000 Revolving Credit Facility, which was undrawn at closing. See "Description of Other Indebtedness--New Credit Facility."

(3) Includes long-term debt at Scovill Europe and various capital lease obligations.

(4) Represents the non-cash accounting treatment required for management's continuing ownership interest in accordance with the provisions of Emerging Issues Task Force Issue No. 88-16 of the FASB.

Pages 39 through 42 of the Prospectus are replaced in their entirety with the following:

                                     PRO FORMA CONSOLIDATED BALANCE SHEET
                                             SCOVILL HOLDINGS INC.
                                            (Dollars in thousands)
                                                  (Unaudited)

                                                                                        September 30, 1997
                                                                       -----------------------------------------------------
                                                                                             Pro Forma
                                                                         Historical         Adjustments        Pro Forma

Assets
Current Assets
         Cash and cash equivalents.......................................    $  1,194         $      64 (A)      $  1,258
         Accounts receivable, net of allowance...........................      15,048             --               15,048
         Inventories.....................................................      24,025             --               24,025
         Other...........................................................         741             --                  741
                                                                             --------          --------          --------
                  Total Current Assets...................................      41,008                64            41,072
                                                                             --------          --------          --------
Property, Plant and Equipment, net.......................................      41,473            29,200 (B)        70,673
                                                                             --------          --------          --------

Other Assets
         Goodwill........................................................      15,559            66,665 (C)        82,224
         Trademarks......................................................       2,066            14,000 (C)        16,066
         Non-compete agreements..........................................       2,764             --                2,764
         Deferred acquisition and financing fees.........................       3,725            (3,725) (C)         --
                                                                                --                7,467 (A)         7,467
         Deferred taxes..................................................       1,298            (1,298) (D)         --
         Other assets....................................................         849             --                  849
                                                                             --------          --------          --------
                  Total Other Assets.....................................      26,261            83,109           109,370
                                                                             --------          --------          --------
                           Total Assets..................................    $108,742          $112,373          $221,115
                                                                             ========          ========          ========
Liabilities and Stockholders' Equity
Current Liabilities......................................................
         Current maturities of long-term debt............................    $  1,013          $   (467) (A)     $    546
         Accounts payable................................................       9,612             --                9,612
         Accrued liabilities.............................................       8,946            (1,475) (A)        7,471
                                                                             --------          --------          --------
                  Total Current Liabilities..............................      19,571            (1,942)           17,629
Long-Term Liabilities....................................................
         Revolving line of credit........................................      11,930           (11,930) (A)         --
         Term Loan.......................................................      25,464           (25,464) (A)         --
                                                                                --               28,000 (A)        28,000
         11 1/4% Senior Notes due 2007......................................       --           100,000 (A)       100,000
         Other debt......................................................       1,723             --                1,723
         Employee benefits...............................................      24,351             --               24,351
         Deferred taxes..................................................       --                5,600 (C)
                                                                                                 (1,298) (D)        4,302
         Other...........................................................       2,941             --                2,941
                                                                             --------          --------          --------
                  Total Long-Term Liabilities............................      66,409            94,908           161,317
                                                                             --------          --------          --------
Stockholders' Equity
         Series B Preferred Stock........................................       --               49,500 (A)        49,500
         Common Stock....................................................          89               (89) (C)         --
         Additional paid-in capital......................................      22,086           (22,086) (C)         --
                                                                                                    500 (A)           500
         Retained earnings...............................................       1,191            (1,191) (C)         --
         Predecessor basis adjustment....................................       --               (7,831) (C)       (7,831)
         Foreign currency translation adjustment.........................        (604)              604 (C)         --
                                                                             --------          --------          --------
            Total Stockholders' Equity...................................      22,762            19,407            42,169
                                                                             --------          --------          --------
                Total Liabilities and Stockholders' Equity...............    $108,742          $112,373          $221,115
                                                                             ========          ========          ========


                                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                                             SCOVILL HOLDINGS INC.
                                            (Dollars in thousands)
                                                  (Unaudited)

                                                                         Year Ended December 31, 1996
                                                                                  Pro Forma
                                                               Historical        Adjustments       Pro Forma

Net sales...................................................   $91,632          $  --              $91,632
Cost of sales...............................................    64,600            (250)(E)          64,350
                                                               -------          ------             -------
   Gross profit.............................................    27,032             250              27,282
Selling expenses............................................    10,220             --               10,220
General and administrative expenses.........................     6,831             175 (F)           7,006
Amortization expense........................................     2,557           1,172 (G)           3,729
                                                               -------          ------             -------
   Operating income.........................................     7,424          (1,097)              6,327
Other expense (income)......................................       450              21 (H)             471
Interest expense............................................     5,953           8,617 (I)          14,570
                                                               -------          ------             -------
Income (loss) before income tax provision...................     1,021          (9,735)             (8,714)
Income tax provision (benefit)..............................       923          (3,079)(D)          (2,156)
                                                               -------          ------             -------
Net income (loss) before extraordinary loss (J).............   $    98        S (6,656)            $(6,558)
                                                               =======        ========             =======


                                                                      Nine Months Ended September 30,1997
                                                                                  Pro Forma
                                                               Historical        Adjustments        Pro Forma

Net sales............................................         $73,466         $   --               $73,466
Cost of sales........................................          53,104          (1,122)(E)           51,982

   Gross profit......................................          20,362           1,122               21,484
Selling expenses.....................................           7,192             --                 7,192
General and administrative expenses..................           4,505              75 (F)            4,580
Amortization expense.................................           2,025             849 (G)            2,874

   Operating income..................................           6,640             198                6,838
Other expense (income)...............................             430             (14)(H)              416
Interest expense.....................................           2,698           8,231 (I)           10,929
                                                              -------         -------              -------
Income (loss) before income tax provision............           3,512          (8,019)              (4,507)
Income tax provision (benefit).......................           1,586          (2,609)(D)           (1,023)
                                                              -------         -------              -------
Net income (loss)....................................         $ 1,926         $(5,410)             $(3,484)

                                                              =======         =======              =======

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)
                                   (Unaudited)

(A) These adjustments record (i) the issuance of the Notes, (ii) the borrowing of the Term Loan, (iii) the Equity Contribution (see "The Transactions," "Capitalization" and "Description of Capital Stock"), (iv) the use of a portion of the net proceeds to repurchase equipment subject to the Synthetic Lease and to repay the Existing Credit Facility and (v) the capitalization of deferred financing costs of $7,467. The table below reflects the financing transactions:

     Notes..................................................  $100,000
     Term Loan..............................................    28,000
     Equity Contribution....................................    49,400
                                                              --------
                                                              $177,400
                                                              ========
     Repayment of existing indebtedness:
          Current maturities and accrued interest...........  $  1,084
          Accrued Synthetic Lease payments..................       858
          Long-term loan....................................    25,464
          Revolving line of credit..........................    11,930
     Transaction fees and expenses..........................     7,467
                                                              --------
                                                              $ 46,803
                                                              ========

(B) Represents the capitalization of attaching machinery and equipment resulting from the repurchase of equipment subject to the Synthetic Lease.

(C) The pro forma cost and the preliminary pro forma calculation of the excess of the cost over the book value of net assets acquired is as follows:

     Cash purchase price of equity..................................  $98,100
     Transaction fees included in excess of purchase cost
     over book value ...............................................    3,833
                                                                      -------
     Book value of KSCO's equity....................................   22,762
     Predecessor basis adjustment(i)................................    7,831
     Elimination of existing deferred financing, acquisition
     and organization costs.........................................   (3,725)

     Adjusted book value of net assets acquired.....................   26,868
     Purchase price allocated to trademarks.........................   14,000
     Deferred income taxes related to valuation of trademarks.......   (5,600)
                                                                      -------
     Excess of purchase cost over book value........................  $66,665
                                                                      =======

     Certain transaction fees and expenses totaling $3,833 that will be incurred in connection with the Acquisition are included in the excess of purchase cost over book value.

----------

     (i) As further described in "The Transactions," management maintained a continuing ownership interest in the Company. Accordingly, stockholders' equity and the excess of purchase cost over book value have been reduced pursuant to the provisions of Emerging Issues Task Force Issue No. 88-16 of the FASB.

(D) Reflects the deferred tax benefit related to the loss from operations. Based on present estimates of future operations and debt servicing related to the Acquisition, it is management's opinion that it is more likely than not that future tax benefits related to the Acquisition will not be realized beyond the amount of reversing taxable temporary differences, which continued to exceed the future tax benefits realized in the pro forma periods presented.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                             (Dollars in thousands)
                                   (Unaudited)

(E) Represents depreciation expense adjustment related to repurchase of equipment subject to the Synthetic Lease assuming an eight-year life. Adjustment is reflected net of operating lease expense incurred under the prior lease agreement

(F) Reflects the elimination of management fees historically paid to Kohlberg and the addition of management fees to be paid to Saratoga. Upon consummation of the Transactions, Parent entered into a management agreement with Saratoga, pursuant to which Parent will pay $600 per year to Saratoga. Although such payments will be funded with a dividend from Fasteners they have been reflected herein as an operating expense of Parent.

(G) Represents the incremental amortization of goodwill based on preliminary estimated fair values of the assets acquired and liabilities assumed using a 40-year life. See note (C).

                                                                Year Ended         Nine Months Ended
                                                                December 31,1996   September 30. 1997

     Goodwill.............................................        $1,651               $1,238
     Trademark............................................           350                  263
     Less: historical amortization of deferred transaction
     costs................................................          (829)                (652)
                                                                  ------               ------
                                                                  $1,172               $  849
                                                                  ======               ======

(H) The adjustment represents the charge for commitment fees on the unused portion of the Existing Credit Facility which was repaid upon closing of the Transactions, offset by the amount of commitment fees on the unused portion of the Revolving Credit Facility.

(I)  The pro forma adjustments to interest expense reflect the following:

                                                                Year Ended       Nine Months Ended
                                                             December 31,1996    September 30,1997

     Interest expense on new financing:
          Term Loan(l).....................................        $ 2,352             $ 1,764
          Notes............................................        11,250              8,438
     Interest expense on historical debt repaid............        (5,806)             (2,587)
                                                                   7,796               7,615
     Net deferred financing cost adjustment(2).............        821                 616
     Total adjustment......................................        $ 8,617             $8,231

----------

     (1) The assumed interest rate on the Term Loan is 8.4%. A change in the interest rate on the Term Loan of 1% would change interest expense by $280 and $210 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively.

     (2) Deferred financing costs are amortized over the life of the related debt, using a weighted average life of ten years for the Notes and six years for the Term Loan.

(J) In January 1996, the Company refinanced its previously existing credit agreements with the Existing Credit Facility, which resulted in an extraordinary after-tax charge of $950 in the first quarter of 1996 from the write-off of related deferred financing costs.

Page 67 of the Prospectus is replaced in its entirety with the following:

                              CERTAIN TRANSACTIONS

Stockholders Agreement

     Effective with the consummation of the Transactions, Parent and its stockholders and optionholders entered into a Stockholders Agreement. The following summary of certain provisions of the Stockholders Agreement, as amended and restated, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholders Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Capitalized terms not defined below have the meanings given to them in the Stockholders Agreement.

     Put and Call of Management Equity

     Any Management Party who elects to resign his employment with the Company who does so within thirty (30) days following the second anniversary of the consummation of the Transactions will be entitled to require Parent to repurchase, at their Fair Market Value, the stock options (or shares issued upon exercise of such options) in Parent rolled over from stock options in KSCO (the "Rollover Equity"). In addition, upon the death or permanent disability of any Management Party, such Management Party (or his estate) will be entitled to require Parent to repurchase, at their Fair Market Value, the Rollover Equity and any vested options. Finally, in the event of any termination of employment of any Management Party other than for Cause, such Management Party will be entitled to require Parent to repurchase, at their Fair Market Value, that portion of the Rollover Equity that would allow him to recover the value of his Rollover Equity (at the Closing Date) plus interest at the applicable federal rate. These repurchase arrangements are subject to restrictions in the New Credit Facility, the Indenture and the Senior Preferred Stock.

     Parent can require any Management Party to sell, at their Fair Market Value, the stock options and Shares held by him upon any termination of employment of such Management Party.

     Registration Rights

     Each Investor is entitled to piggyback registration rights following a 180-day holdback period beginning with the initial public offering of Common Stock. Each of (i) Saratoga, (ii) Co-Investment and (iii) Moore Global Investment Strategies, L.P. and Remington Investment Strategies L.P. is entitled to demand registration rights following such hold back period. Management Parties are also entitled to registration on Form S-8.

     Board Designation

     Until at least 25% of the Common Stock is publicly traded, (i) David J. Barrett will be elected to serve as a director for so long as he shall be an officer and an employee of parent or of a Subsidiary thereof, (ii) Moore Capital Investments, Ltd. and Remington Investments Strategies, L.P. together have the right to designate one member of the Board of Directors of Parent so long as such investors together hold at least 50% of their original investment in Parent, (iii) Saratoga has the right to designate up to five directors and (iv) Co-Investment has the right to have a representative attend each meeting of the Board of Directors of Parent.

Voting Agreement

     In connection with the New Investment, Co-Investment entered into a Voting Agreement with Parent and Saratoga dated as of February 20, 1998 (the "Voting Agreement"). Pursuant to the Voting Agreement, Co-Investment granted Saratoga sole voting power with respect to 672,000 of Co-Investment's shares of Common Stock. The Voting Agreement will terminate upon at least 20% of the outstanding Common Stock being offered and sold in a public offering registered under the Act.

Page 69 of the Prospectus is replaced in its entirety with the following:

                               SECURITY OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock at February 20, 1998 of (i) each person known by Parent to own beneficially 5% or more of the Common Stock, (ii) each current director of parent, (iii) each Named Executive Officer and (iv) all current directors and executive officers as a group.

                                                           Share Beneficially
                                                                   Owned
                                                      -------------------------
                                                        Number of
Name                                                      Shares            %
----                                                    ---------    ---------
Saratoga Partners III, L.P.(1).......................   3,127,500        67.2
Moore Global Investments, Ltd./
    Remington Investment Strategies, L.P.(2).........     700,000        15.0
WLD Partners, Ltd.(3)................................     400,000         8.6
Co-Investment Partners, L.P.(4)......................   1,000,000        21.5
William F. Andrews(5)................................      20,151         *
Charles P. Durkin(1).................................   3,127,500        67.2
Christian L. Oberbeck(1).............................   3,127,500        67.2
David J. Barrett(5)..................................     107,472         2.3
Martin A. Moore(5)...................................      87,322         1.8
Mike Baxley(5).......................................     134,341         2.8
John Champagne(5)....................................      40,302         *
Robert Feltz(5)......................................      73,216         1.5
All directors and executive officers as a group
    (8 persons) (1)..................................   3,590,304        70.1

----------

*    Less than one percent.

(1) Includes (i) 320,914 shares held by Saratoga Partners III, C.V. and (ii) 672,000 shares held by Co-Investment Partners L.P. with respect to which Saratoga has sole voting power pursuant to the Voting Agreement (see "Certain Transactions --Voting Agreement"). Saratoga's address is 535 Madison Avenue, New York, New York 10022. Saratoga's general partner is DR Associates IV, L.P., of which the general partner is Dillon, Read Inc. Dillon, Read Inc. is a wholly owned subsidiary of SBC Warburg Dillon Read Inc., which is a wholly owned subsidiary of Swiss Bank Corporation. Saratoga has authorized Messrs. Durkin and Oberbeck, directors of the Company, to vote the shares of Common Stock held by Saratoga. Messrs. Durkin and Oberbeck disclaim beneficial ownership of the shares of Common Stock held by Saratoga.

(2) The address of Moore Global Investments, Ltd. ("MGI") is c/o Citco Funds Services (Bahamas) Ltd., Bahamas Financial Centre, P.O. Box CB-13136, Nassau, Bahamas. The address of Remington Investment Strategies, L.P. ("Remington") is 1251 Avenue of the Americas, 53rd Floor, New York, New York 10020. Moore Capital Management, Inc., a Connecticut corporation, is vested with investment discretion with respect to portfolio assets held for the account of MGI. Moore Capital Advisers, L.L.C., a New York limited liability company, is the sole general partner of Remington. Mr. Louis M. Bacon is the majority shareholder of Moore Capital Management, Inc. and is the majority equity holder of Moore Capital Advisors, L.L.C. As a result, Mr. Bacon may be deemed to be the indirect beneficial owner of the aggregate 700,000 shares held by MGI and Remington.

(3) The address is Las Olas Centre, 450 East Las Olas Boulevard, Suite 900, Fort Lauderdale, Florida 33301.

(4) The address is 660 Madison Avenue, New York, New York 10021. Pursuant to the Voting Agreement, Co-Investment has granted Saratoga sole voting power with respect to 672,000 of such shares.

(5) Represents Common Stock issuable upon exercise of options to purchase Common Stock and Series B Preferred Stock. See "Certain Transactions -- The Acquisition."